P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

03 DEC 15 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

SUPPL

82-2083

03045230

2 December 2003

Dear Sirs

P&O COMPLETES EXIT FROM BULK SHIPPING

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 12/18

03 DEC 15 ... 7:21

P&O

News Release

2 December 2003

P&O COMPLETES EXIT FROM BULK SHIPPING

P&O announces that it has completed its exit from bulk shipping via the sale of its remaining 50% interest in Associated Bulk Carriers Limited ('ABC') to its partner Eurotower Holdings SA ('Eurotower'). Total proceeds received from the transaction are US$64 million (£38 million) which will be used to reduce group net debt. In addition, P&O's share of joint venture and associate debt will also be reduced by £31 million.

Prior to today's announcement, ABC operated a fleet of five owned and seven leased/bareboat chartered capesize dry bulk vessels ranging in size from approximately 120,000 dwt to 210,000 dwt.

Commenting on the announcement, Managing Director of P&O, Sir Bruce MacPhail said : "The sale of our investment in Associated Bulk Carriers brings P&O's involvement in bulk shipping to an end. Eurotower's significant interests and long experience in the capesize bulk shipping market mean they are ideally suited to develop the business. We wish them and their employees every success in the future."

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: 020 7321 4490

Notes to editors:

1. P&O has held a passive 50% interest in ABC since December 2000. The other 50% was purchased by Eurotower from P&O at that time and commercial and technical management was transferred from P&O to Zodiac Maritime Agencies Limited, a private ship management company. At December 2000, ABC comprised a fleet of twenty two vessels but subsequently the fleet has been steadily reduced via vessel

sales to affiliates of Eurotower. Prior to today's announcement, ten vessels had been sold for proceeds totalling approximately US$167 million.

2. For the six months to 30 June 2003, P&O reported an operating profit of £5.8 million and for the year ended 31 December 2002 reported an operating loss of £0.8 million from its 50% investment in ABC. The net assets sold by P&O total £41 million and the transaction results in a reduction of P&O stockholders' funds by £3 million which will be reported within 'sale of fixed assets and businesses' in the profit and loss account.

3. P&O has previously guaranteed the commitments on the seven leased/chartered vessels. The leases/charters expire between 2008 and 2011 and the present value of the total commitment is approximately £100 million. The P&O guarantees will remain in place, but as part of the transaction, P&O has received a counter indemnity from First Omega Shipping Inc ('First Omega').

4. Eurotower is a company forming part of the SAMAMA Group (S/A Monegasque d'Administration Maritime et Aerienne) which is a private group of shipping companies with operations worldwide. First Omega is the owner of Eurotower and a significant number of other shipping interests.

(ends)